Filed by Genomic Health, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Filer: Genomic Health, Inc.

Subject Company: Genomic Health, Inc,

SEC File No.: 000-51541

Date: October 28, 2019

The following email was sent to the employees of Genomic Health, Inc. by G. Bradley Cole, Chief Financial Officer of Genomic Health, on May 28, 2019:

In preparation for our combination with Exact Sciences, we continue to make important progress in our efforts to integrate people, processes and systems. I am pleased to share Kevin’s e-mail below announcing the completion of one of the most critical steps — the identification of our new leadership team including senior roles for Steve Shak, Torsten Hoof, Jim Vaughn and myself.

Other members of CEO Staff will be transitioning over time to pursue new opportunities. This includes Kim P and Jason Radford by the end of this year, Laura Leber and Fred Pla by early 2020, and Kim M by mid-2020. In the meantime, we look forward to their continued support and involvement with integration, and opportunities to celebrate all they have contributed to Genomic Health!

With our new leadership team in place, we are now in the process of finalizing the VP reporting structure across the entire organization to announce on Day 1.

Thank you for your continued patience and support as we work through this important integration process.

Brad

Message from Kevin Conroy:

Team,

We are excited to share updates on our integration planning process and several key steps we are taking to bring together Exact Sciences and Genomic Health to build a leading cancer diagnostics company. We want to thank the members of our integration team and all of you who have been contributing to this essential planning.

First, we are sharing the framework for our new operating model following closing. We intend to transition to a business unit model with four units focused on the Cologuard business, the Oncotype DX business, international business, and the combined pipeline opportunities for both organizations. The formal names of these business units will be shared at close.

While we will keep certain functions centralized for efficiency, we believe these business units will best position the combined company for continued success. We expect the transition to our new business unit model to take three to six months following close to fully execute, due to planning, budgeting and technology system requirements.

As part of today’s announcement, we are also naming those executives who, upon close, will lead each business unit and make up our new senior leadership team, reporting to me as CEO. This team comprises leaders from both Exact Sciences and Genomic Health. A graphic showing the full leadership team is attached.

•                  Mark Stenhouse, General Manager (Cologuard)

•                  Brad Cole, General Manager (Oncotype DX)

•                  Torsten Hoof, PhD., General Manager (international)

•                  Graham Lidgard, Chief Science Officer

•                  Steve Shak, Chief Medical Officer

•                  Jake Orville, General Manager (pipeline)

•                  Jeff Elliott, Chief Financial Officer

•                  Scott Coward, Senior Vice President, General Counsel, Chief Administrative Officer & Secretary

•                  Ana Hooker, Senior Vice President, Operations

•                  David Harding, Senior Vice President, Strategy & Business Development

•                  Sarah Condella, Senior Vice President, Human Resources

•                  Pat Setji, Vice President, Business Operations

Additionally, Jim Vaughn, R.Ph., will serve as U.S. Commercial Lead for Oncotype DX, reporting to Brad Cole, and Paul Limburg will serve as Chief Medical Officer for Cologuard, reporting to Mark Stenhouse. We are pleased that they will be integral members of our team moving forward.

While today’s announcement highlights the exciting new chapter for our combined company, it also means that certain members of management will be transitioning out of our organization over the coming months. We want to thank each of them, including Kim Popovits, GHI Chairman of the Board, CEO & President; Laura Leber, GHI Chief Communications Officer; Kim McEachron, GHI Chief People Officer; Fred Pla, GHI Chief Operating Officer; and Jason Radford, GHI Chief Legal Officer & Secretary, for their years of hard work and dedication in building Genomic Health, making genomics a critical part of cancer diagnosis and improving the lives of cancer patients. We are incredibly thankful for these leaders’ continued support through this transition and wish them well in the future.

We remain on track to complete the transaction this November, subject to approval by Genomic Health’s shareholders and other standard conditions. We anticipate the next level of leadership will be announced in early November, and we are committed to keeping you informed as we work to integrate our companies over the coming months.

We want to thank all of you for your continued commitment to making a positive impact on patients’ lives during this process. We are excited about the opportunities ahead when we bring together these two amazing companies to further our mission.

Sincerely,

Kevin

Kevin Conroy

Chairman & CEO

Mobile:                  | Office:

Exact Sciences Corporation | 441 Charmany Drive, Madison, WI 53719

2

Additional Information

In connection with the proposed merger , on September 25, 2019, Exact Sciences Corporation (“Exact Sciences”) filed with the Securities and Exchange Commission (the “SEC”) an amendment to the registration statement on Form S-4 originally filed on August 29, 2019, which includes a proxy statement of Genomic Health, Inc. (“Genomic Health”) that also constitutes a prospectus of Exact Sciences (the “Proxy Statement/Prospectus”). The registration statement was declared effective by the SEC on October 4, 2019, and Genomic Health commenced mailing the Proxy Statement/Prospectus to stockholders of Genomic Health on or about October 7, 2019.  Each party will file other documents regarding the proposed merger with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER RELEVANT MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain the Proxy Statement/Prospectus, any amendments or supplements thereto and other relevant materials free of charge from the SEC’s website (https://www.sec.gov) or from Exact Sciences or Genomic Health. The documents filed by Exact Sciences with the SEC may be obtained free of charge at Exact Sciences’ website at www.exactsciences.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Exact Sciences by requesting them by mail at Exact Sciences Corporation, 441 Charmany Drive, Madison, Wisconsin 53719, or by telephone at (608) 535-8815. The documents filed by Genomic Health with the SEC may be obtained free of charge at Genomic Health’s website at www.genomichealth.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Genomic Health by requesting them by mail at Genomic Health, Inc., 301 Penobscot Drive, Redwood City, California 94063, or by telephone at (650) 556-9300.

Participants in the Solicitation

Exact Sciences, Genomic Health and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Exact Sciences’ directors and executive officers is available in Exact Sciences’ proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2019, and Exact Sciences’ Current Report on Form 8-K, which was filed with the SEC on July 26, 2019. Information about Genomic Health’s directors and executive officers is available in Genomic Health’s proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2019, and Genomic Health’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 28, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are or will be contained in the registration statement, the Proxy Statement/Prospectus and other relevant materials filed or to be filed with the SEC regarding the proposed transaction. Stockholders, potential investors and other readers should read the Proxy Statement/Prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Exact Sciences or Genomic Health as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

3

Meet the members of the Exact Sciences senior leadership team learn their "why" for being at doing when not working. Exact Sciences and what they enjoy Chairman of the Board & Chief Executive Officer ... • • Why Exact Sciences? It's a life honor to take on really hard challenges with the goal of helping to win the fight against cancer. When you're not working? Spending time with my family grilling in the summer, running, biking, playing tennis, hiking and skiing. Reading and watching the MSU Spartan basketball team under the leadership of Coach lzzo. General Manager (Cologuard) Why Exact Sciences? Our ambition to become the leading, global cancer diagnostics company coupled with a focus on culture and becoming a best place to work-we genuinely care about our employees and their careers. When you're not working? Spending time with my wife Jeri and our dogs Kona, Grace and Hugo. Enjoying Madison's farmers' market, restaurants, and Badger games, and spending time at the beach in Charleston, SC with friends and family. General Manager (Oncotype DX) Why Exact Sciences? Building on the passion and strong foundation of Genomic Health, continuing to work to improve outcomes for cancer patients through smarter treatment decisions. I'm excited that this next chapter will change the standard of cancer detection and treatment for millions of people around the world-patients, their families and the professionals who care for them. When you're not working? Traveling with extended family and friends to enjoy new experiences and cheering for the Golden State Warriors and San Francisco Giants. General Manager (international) Why Exact Sciences? Through our science, people and global reach we can swiftly bring highly valued benefits to cancer patients around the world, contributing to create the true global industry leader. When you're not working? Spending high quality time with my wife Anja (and our two teenage boys, if I can get a hold of them) and enjoy physical labor in building & construction. FOR INTERNAL EXACT SCIENCES USE ONLY Kevin Conroy

Graham Lidgard

Chief Science Officer

Why Exact Sciences?
We have a great mission; I get to work with the best people and have the opportunity to explore new ideas and create products.

When you're not working?
Cycling, reading science fiction, and traveling to experience different countries and cultures.



Steve Shak

Chief Medical Officer

Why Exact Sciences?
To make a difference in people's lives.

When you're not working?
Family time and physical training.



Jake Orville

General Manager (pipeline)

Why Exact Sciences?
I'm proud to be part of a mission-driven, fast-paced company that does everything with integrity. Enhancing current programs and accelerating our pipeline to broaden impact on patients motivates me, along with the personal impact Cologuard has had on me.

When you're not working?
Family is everything to me, and my wife Stacey and our three kids bring me joy every day.



Jeff Elliott

Chief Financial Officer

Why Exact Sciences?
I'm thrilled to be part of this incredibly talented team. Everyone here is highly motivated by our mission, and I see a long and bright future for Cologuard, as well as other attractive growth opportunities for the company.

When you're not working?
Spending time with family, working out, watching the Packers and Badgers, and doing just about anything outside.



Scott Coward

SVP, General Counsel, Chief Administrative Officer & Secretary

Why Exact Sciences?
To help win the war against colorectal cancer, which claimed my father-in-law at 61. He had never been screened because he didn't want to do a colonoscopy.

When you're not working?
Playing tennis and golf, watching UNC basketball, and spending time with family.

FOR INTERNAL EXACT SCIENCES USE ONLY

SVP, Operations Why Exact Sciences? I am a part of a population health story that may lead to the eradication of colorectal cancer, and as we increase our scope to include more areas in oncology, the opportunity to help eradicate more cancers is becoming possible. When you're not working? Volunteering with my husband through Big Brothers/Big Sisters, working on multiple medias of art, traveling, and spending time outdoors. SVP, Strategy & Business Development Why Exact Sciences? I have worked in cervical and breast cancer and am passionate about cancer detection across all disease states. My late wife died because of a cancer that was detected too late. I want to prevent that from happening to other families. When you're not working? Running, travel, and all kinds of sports. SVP, Human Resources Why Exact Sciences? I wake up every day knowing that I am working with authentic, intelligent and curious people who share a relentless desire to achieve a mission that impacts millions of people. When you're not working? Spending time with my husband, seven-year old daughter and three year old son, enjoying time outside and traveling. VP, Business Operations Why Exact Sciences? To be part of an organization made up of such amazing talent focused on a mission and challenging the status quo in the fight against cancer. strong When you're not working? Spending time with family and biking Madison's many trails. FOR INTERNAL EXACT SCIENCES USE ONLY Pat Setji David Harding